[Letterhead of Sutherland Asbill & Brennan LLP]

May 19, 2014

VIA EDGAR

Derek B. Newman, Esq.

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	TICC Capital Corp.
Registration Statement on Form N-2, Filed April 10, 2014
File No.: 333-195195

Dear Mr. Newman:

On behalf of TICC Capital Corp. (the “Company”), set forth below are the Company’s responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”), in a letter dated May 9, 2014, with respect to the Company’s registration statement on Form N-2 (File No. 333-195195) filed with the Commission on April 10, 2014 (the “Registration Statement”) and the prospectus included therein (the “Prospectus”). Each of the Staff’s comments is set forth below in italics and followed by the Company’s response. The revisions to the Prospectus referenced in the below responses are set forth in Pre-Effective Amendment No. 1 to the Registration Statement, filed with the Commission concurrently herewith.

GENERAL

1.	In your response, undertake to inform the staff in advance of filing a prospectus supplement for the issuance of debt securities if such prospectus supplement contains materially different terms, including, without limitation, the removal or alteration of a covenant in a manner materially affecting the rights of the debtholders, from those disclosed in the forms of prospectus supplement filed on February 26, 2014, as exhibits to the Company’s post-effective amendment no. 8 to its shelf registration statement on Form N-2 (File No. 333-183605).

Derek B. Newman, Esq.

May 19, 2014

The Company undertakes to inform the Staff in advance of filing a prospectus supplement for the issuance of debt securities if such prospectus supplement contains materially different terms, including, without limitation, the removal or alteration of a covenant in a manner materially affecting the rights of the debtholders, from those disclosed in the forms of prospectus supplement filed as exhibits to Post-Effective Amendment No. 8 to the Company’s registration statement on Form N-2 (File No. 333-183605), filed on February 26, 2014, which have been incorporated by reference as exhibits to the Registration Statement.

2.	Please confirm to the staff in your response letter that the Company will submit any underwritten offering to FINRA for its prior approval of the underwriting terms.

The Company confirms to the Staff that the Company will submit, or ensure that the applicable underwriter submits, any underwritten offering to the Financial Industry Regulatory Authority, Inc. (FINRA) for its prior approval of the underwriting terms.

3.	In your response letter, undertake to include in any prospectus supplement, as applicable, under a section captioned “Additional Underwriter Compensation” a description of the terms of any agreement that the Company will have entered into with the underwriters for services other than share distribution, and specify the nature of the services that the underwriter has provided or will provide thereunder that differ from typical underwriting services. Please undertake to disclose whether any such fee payable thereunder is a one-time fee or whether it is payable annually, and undertake to file all such agreements as exhibits in a post-effective amendment to the registration statement.

The Company undertakes to include in any prospectus supplement, as applicable, under a section captioned “Additional Underwriter Compensation,” a description of the terms of any agreement that the Company may have entered into with the underwriters for services other than share distribution, and the Company will specify the nature of the services that the underwriter has provided or will provide thereunder that differ from typical underwriting services. The Company also undertakes to disclose whether any such fee payable thereunder is a one-time fee or whether it is payable annually, and further undertakes to file all such agreements as exhibits in a post-effective amendment to the Registration Statement. The Company advises the Staff on a supplemental basis that, other than as disclosed in the Registration Statement, it is not currently a party to any agreements with any current underwriter to the Company or any affiliates thereof pursuant to which the Company would be obligated to provide additional compensation thereto.

Derek B. Newman, Esq.

May 19, 2014

COVER PAGE

4.	In the first paragraph, please disclose that a substantial portion of the Company’s investment portfolio consists of debt investments for which issuers are not required to make principal payments until the maturity of the senior loans, which could result in a substantial loss to the Company if such issuers are unable to refinance or repay their debt at maturity.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

PROSPECTUS

Summary - Overview (page 1)

5.	In the third paragraph, the disclosure provides that the Company’s “investment portfolio will be diversified among a large number of investments...” [emphasis added]. Given that the Company is non-diversified, please use a different term in this disclosure.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

Summary - Management Fee (page 6)

6.	In the third sentence of the third paragraph, please include within the parenthetical a reference to fees associated with the investigation and monitoring of the Company’s investments, including expenses and travel fees incurred in connection with investment due diligence and on-site visits.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

Fees and Expenses - Example (page 12)

7.	In your response, please confirm that the Example reflects the payment of an incentive fee attributable to realized capital gains (if any), which is not subject to a hurdle rate. In addition, please add disclosure in the paragraph following the example to indicate what the figures in the table would be if 100% of returns were capital gains.

The Company confirms to the Staff on a supplemental basis that the Example reflects the payment of an incentive fee attributable to realized capital gains (if any), which is not subject to a hurdle rate. In addition, the Company advises the Staff on a supplemental basis that the Example, as calculated, excludes any hurdle rate applicable to the incentive fee. As a result, the Company has assumed in the Example that the Company’s investment adviser will be paid 20% of the estimated income in the form of incentive fees.

Derek B. Newman, Esq.

May 19, 2014

Risk Factors - Risks Relating to Our Business and Structure (page 18)

8.	With respect to the fair valuation risk, please enhance the disclosure to explain that instruments treated as having original issue discounts (such as instruments paying PIK interest and deferred loan origination fees) may have unreliable valuations because their continuing accruals require ongoing judgments about the collectability of the deferred payments and the value of any associated collateral.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

Portfolio Companies (page 94)

9.	We note that footnote 11 to the table provides an indication as to which investments are not qualifying investments under Section 55(a) of the 1940 Act. Pursuant to Instruction 1.b of Item 8.6 of Form N-2, please enhance this disclosure (and corresponding disclosure in the Consolidated Schedule of Investments beginning on page F-5) to briefly explain the significance of non-qualification. Also, please disclose the total percentage of non-qualifying investments.

The Company has enhanced the disclosure in footnote 11 in the “Portfolio Companies” section of the Prospectus in response to the Staff’s comment. In addition, going forward, the Company will similarly enhance the corresponding disclosure in the Company’s Consolidated Schedule of Investments.

PART C

10.	Please file as an exhibit the legality opinion regarding all securities being registered, and related consent of counsel, with your next pre-effective amendment. In this regard, since the terms of the actual offerings from this registration statement appear to be uncertain and not yet authorized by the Company’s Board of Directors, the Company may need to undertake to file an unqualified legality of shares opinion, and related consent of counsel, in a post-effective amendment with each takedown from this shelf registration statement.

The Company has filed as exhibits with Pre-Effective Amendment No. 1 to the Registration Statement the legality opinion regarding all securities being registered and a related consent of counsel. The Company acknowledges that, because the terms of the actual offerings from the Registration Statement are uncertain and not yet authorized by the Company’s Board of directors, the Company will be required to file an unqualified legality opinion and a related consent of counsel in a post-effective amendment with each takedown from the Registration Statement.

Derek B. Newman, Esq.

May 19, 2014

OTHER COMMENTS

11.	We may have additional comments on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

The Company acknowledges the Staff’s comment.

12.	Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

The Company acknowledges the Staff’s comment.

13.	Notwithstanding our comments, in the event the Company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company acknowledges the Staff’s comment.

14.	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

The Company acknowledges the Staff’s comment.

15.	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Derek B. Newman, Esq.

May 19, 2014

The Company acknowledges the Staff’s comment.

* * *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176 or John J. Mahon at (202) 383-0515.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc:	Jonathan H. Cohen / TICC Capital Corp.
John J. Mahon, Esq. / Sutherland Asbill & Brennan LLP